Best Viewed in Acrobat Reader 5.

<u>*INTERCONNECTION AGREEMENT*</u>

between

Telkom SA Ltd

and

Cell C (Pty) Ltd

TABLE OF CONTENTS

INTERCONNECTION AGREEMENT

between

Telkom SA (Pty) Ltd
(hereinafter referred to as "Telkom")

and

Cell C (Pty) Ltd
(hereinafter referred to as "Cell C")

1 RECORDAL

1.1   On 16 February 1994 Vodacom (Pty) Ltd ("Vodacom") and MTN (Pty) Ltd ("MTN") respectively concluded Interconnection Agreements with Telkom as well as subsequent amendments thereto which Interconnection Agreements, as amended, ("the Interconnection Agreements") subsist.

1.2   The Parties have agreed

1.2.1   that upon signature of this Agreement, the terms and conditions of the Interconnection Agreements shall -- in so far as interconnection (not facilities leasing) is concerned -- apply, *mutatis mutandis,* between the parties and constitute the Interconnection Agreement between them for such purposes; and

1.2.2   to amend the Interconnection Agreement as set forth herein.

2 INTERPRETATION AND DEFINITIONS

2.1   In this Agreement all words and phrases defined in the Interconnection Agreement shall bear corresponding meanings unless the context otherwise clearly indicates.

2.2   All amounts set out in this Agreement are exclusive of Value Added Tax.

3   INTERCONNECT RATE GROUPS

The parties hereby agree that with effect from 1 November 2001 the following rate groups and time periods shall replace those currently provided for in Part A of Appendix 6 to the Interconnection Agreement and apply to all National Calls originating on the PLMN and conveyed on the PSTN, all National Calls originating on the PSTN and conveyed on the PLMN and to all International Calls destined for the PLMN:

• Peak   -   07:00 to 20:00 Mondays to Fridays
• Off-peak   -   all other hours

4   CHARGES AND PAYMENTS

4.1   National Calls

4.1.1   National Calls originating on the PLMN

4.1.1.1   The parties hereby agree that with effect from 1 November 2001:

4.1.1.1.1   The following interconnect rates (as referred to in "B" of the formula set out in clause 5.2.1 of the Interconnection Agreement) will be payable to Telkom by Cell C and shall replace those provided for in Part A of Appendix 6 to the Interconnection Agreement:

- Peak - R0,21 (twenty one cents) per minute
- Off-peak - R0,10 (ten cents) per minute

4.1.1.1.2   Save for the discount of 25% (twenty five percent) in respect of Community Service Calls which shall remain, the discounts granted by Telkom to Cell C on the amounts payable by Cell C to Telkom in respect of National Calls (as currently provided for in clause 5.2.5.1 of the interconnection Agreement) shall no longer apply as from 1 November 2001.

4.1.2   <u>National Calls originating on the PSTN</u>

4.1.2.1   The parties hereby agree that with effect from 1 November 2001:

4.1.2.1.1   The formula set out in clause 5.2.2 of the Interconnection Agreement shall be amended so as to equate "E" and "B" and to remove all references to "C" and "W".

4.1.2.1.2   The following interconnect rates (as referred to in "B" of the formula set out in clause 5.2.2 of the Interconnection Agreement) shall be payable to Cell C by Telkom:

- Peak - R1,23 (one Rand and twenty three cents) per minute
- Off-peak - R0,73 (seventy three cents) per minute

4.1.2.1.3   Telkom shall maintain at least one retail tariff offering to its customers connected to automatic and to manual exchanges for National Calls made to the PLMN from within the Territory in respect of which

4.1.2.1.3.1 the nominal amounts it retains, being the difference between the published per minute retail tariffs charged by it to its customers for National Calls made to the PLMN from within the Territory and the interconnect rates payable to Cell C by Telkom (as set out in clause 4.1.2.1.2), shall be no greater than

- Peak - R0.33 (thirty three cents) per minute
- Off-peak - R0.20 (twenty cents) per minute

4.1.2.1.3.2 the sum of the nominal amounts it retains and the interconnect rates payable to Cell C, as aforementioned, shall constitute Telkom's retail tariffs for such calls.

4.1.3   <u>Non-discrimination: Interconnect rates and retail tariffs</u>

4.1.3.1   The parties hereby undertake

4.1.3.1.1   not to discriminate against one another as far as the provision of interconnection is concerned;

4.1.3.1.2   to treat one another no less favourably, both in general and in particular as far as interconnect rates are concerned, than they treat other licensed providers of public switched or public mobile cellular telecommunication services; and

4.1.3.1.3   that interconnect rates are not to exceed retail tariffs for the provision of equivalent services.

4.1.3.2   Notwithstanding the provisions of clauses 4.1.1.1.1 and 4.1.2.1.2, neither Telkom nor Cell C shall with effect from 1 November 2001 be obliged to pay the peak interconnect rates as provided for in clauses 4.1.1.1.1 and 4.1.2.1.2 should such rates exceed

4.1.3.2.1   the peak interconnect rates, related to
                              the conveyance of all voice Calls,
                              provided to other licensed providers of
                              public switched or public mobile cellular
                              telecommunication services (excluding
                              interconnect rates related to the
                              conveyance of Community Service Calls,
                              or any other particular type of Call as
                              might be agreed between the parties); or

4.1.3.2.2   relevant peak retail tariffs applying to all
                              voice Calls (excluding tariffs applying to
                              Community Service Calls, or any other
                              particular type of Call as might be agreed
                              between the parties).

4.1.3.3   The relevant peak retail tariffs referred to in
                 clause 4.1.3.2.2, that are to be used for
                 comparative purposes, shall

4.1.3.3.1   be the tariffs as published by the
                              particular party;

4.1.3.3.2   be the tariffs applying to Calls made during peak time, which for purposes hereof is defined as 07:00 to 19:00 Mondays to Fridays (excluding public holidays);

4.1.3.3.3   be the minimum tariff that it is theoretically possible for a customer to pay for a one minute call. Such minimum tariff shall be calculated taking into account the total actual cost to the customer and shall include all obligatory ancillary charges, which shall be allocated in total to the peak tariffs provided for in the tariff offering (whether billed on a monthly, annual or other timed basis);

4.1.3.3.4   exclude all tariff offerings applying to minutes of Calls as generated (calculated per Accounting Period) in respect of which the number of minutes is equal to or less than 2% (two percent) of the total number of minutes (calculated per Accounting Period) of all National Calls conveyed from the PSTN to the PLMN (in respect of a Telkom tariff) or from the PLMN to the PSTN (in respect of a Cell C tariff);

4.1.3.3.5   exclude all tariff offerings which apply for a period of 60 days or less;

4.1.3.3.6   not be dependant on the manner in which it may be packaged or whether such tariffs are indicated as being charged on per second or any other unitized basis;

4.1.3.3.7   in respect of Cell C be the tariffs applicable to Calls originating on the PLMN and destined for either Cell C's PLMN or the PLMN of a similarly licensed PLMN Operator, whichever is the lower; and

4.1.3.3.8   in respect of Telkom be the tariffs applicable to Calls originating on the PSTN and destined for either Telkom's PSTN or the PSTN of a similarly licensed PSTN Operator, whichever is the lower.

4.1.3.4   In the event of Cell C or Telkom

4.1.3.4.1   providing peak interconnect rates to other licensed providers of public switched or public mobile cellular telecommunication services; or

4.1.3.4.2   offering its customers relevant peak retail tariffs, which are lower than the peak interconnect rates provided for in clauses 4.1.1.1.1 and 4.1.2.1.2, the affected party shall deliver a notice in writing to the other party -- advising it of this occurrence and setting out in reasonable detail the basis for its allegations -- whereafter the parties shall forthwith meet and negotiate, in good faith, with a view to adjusting the interconnect rates.

Should the parties fail, within 30 (thirty) days of receipt of the notice, to reach agreement on appropriate adjustments to be made to the interconnection rates or to otherwise resolve the matter, same shall be considered a dispute for purposes of clause 30 of the Interconnection Agreement. The affected party shall be entitled to reduce, with effect from the date of deemed receipt of the notice, the interconnect rates provided for in clauses 4.1.1.1.1 and 4.1.2.1.2 to be equal to the relevant peak interconnect rate provided by the other party to another licensed provider of public switched or public mobile cellular telecommunication services, or to the peak retail tariff offered by the other party to its customers, provided that should final resolution of the dispute not favour the affected party it shall promptly pay any sum found to be due, together with interest thereon calculated at the prime overdraft rate charged by the Standard Bank of South Africa

Limited, from time to time. Should Telkom be the affected party, it shall during the relevant period not be considered to be in breach of the provisions of clause 4.1.2.1.3.

4.2 International Calls

4.2.1 International Calls originating on the PLMN

The parties hereby agree that the discount of 17% (seventeen percent) currently granted to Cell C on Telkom's retail tariffs for International Calls shall be increased to 25% (twenty five percent) with effect from 1 November 2001. Thus, the factor of ".83" as provided for in the formula contained in Part C of Appendix 6 to the Interconnection Agreement shall be replaced with a factor of ".75".

4.2.2 International Calls destined for the PLMN

The parties hereby agree that the interconnect rates (the "applicable amount" as referred to in "K" of the formula set out in clause 5.3.2 of the Interconnection Agreement) payable to Cell C by Telkom for the conveyance of International Calls shall be and remain equal to the interconnect rates payable to Cell C by Telkom for National Calls originating on the PSTN (as provided for in clause 4.1.2.1.2).

4.3   <u>Review of Interconnect Fees and Retention Amounts</u>
The interconnect rates provided for in clauses 4.1.1.1.1 and 4.1.2.1.2 as well as the retention amounts provided for in clause 4.1.2.1.3.1 shall remain unchanged until 31 December 2002, whereafter

- Telkom shall be entitled to increase the interconnect rates referred to in clause 4.1.1.1.1 and the retention amounts provided for in clause 4.1.2.1.3.1; and
- Cell C shall be entitled to increase the interconnect rates referred to in clause 4.1.2.1.2,

once a year with effect from 1 January of each year, provided that notice of such increase is furnished by the party effecting the increase to all other parties no later than 30 September of the preceding year. Such increase shall further be limited to an amount not exceeding the higher of CPI or R0.02 (two cents) and no carry-over of increases from one year to another shall be permissible. The party effecting the increase shall be responsible for obtaining all approvals and authorizations as might be necessary to enable it to do so. For purposes hereof CPI shall mean the official Consumer Price Index as calculated for the twelve-month period ending on 31 August of the year preceding the increase.

5   <u>EFFECTIVE DATE OF THIS AMENDMENT TO AGREEMENT</u>

5.1   This Agreement shall come into effect on 1 November 2001.

5.2   The provisions of this clause 5 are subject to the provisions of clause 6 below.

6   <u>SUSPENSIVE CONDITIONS</u>

6.1   This Agreement is subject, in its entirety, to the fulfilment of the following suspensive conditions:

6.1.1   By 7 September 2001, Telkom and Vodacom and, Telkom and MTN signing agreements amending the Interconnection Agreements subsisting between them on substantively the same terms and conditions as contained herein;

6.1.2   By 15 October 2001, ICASA determining that it does not object to the amendments set forth in this Agreement.

7   **WHOLE AMENDMENT**

7.1   This Agreement comprises the entire amendment to the Interconnection Agreement with regard to the matters set forth herein, and no further amendment or variation of the Interconnection Agreement with regard to the matters set forth herein shall be of any force or effect unless reduced to writing and signed by the parties hereto.

7.2   Insofar as this Agreement does not effect amendments to the remaining provisions of the Interconnection Agreement such provisions shall remain of full force and effect. The parties do, however, record their intention to further amend the Interconnection Agreement *inter alia* to incorporate the terms of the applied Interconnection Agreement and this Agreement into one document and to further bring such Agreement in line with changed legislative, regulatory and other requirements.

SIGNED at .....PRETORIA.......... on .....22 August 2001.........

AS WITNESSES:

1. ....[signature]..........

2. ....[signature]...................

SUBJECT TO BOARD RATIFICATION
ON 7 SEPT. 2001
.....[signature]..........

For and on behalf of
TELKOM SA LTD

SIGNED at .....SANDTON.......... on .....31 August 2001.......

AS WITNESSES:

1. ....[signature]..........

2. ....[signature]...................

.....[signature]..........

For and on behalf of
CELL C (PTY) LTD

AMENDMENT TO INTERCONNECTION AGREEMENT
AND AMENDMENT TO AGREEMENT

Telkom SA Limited ("Telkom") and Vodacom (Proprietary) Limited ("Vodacom") on the one hand and Telkom and Cell C (Proprietary) Limited ("Cell C") on the other hand, hereby agree to amend both the Amendment to Agreement entered into between Telkom and Vodacom on 4 September 2001 and the Interconnection Agreement entered into between Telkom\and Cell C on 31 August 2001 by deleting "7 September 2001" in v. jse 6.1.1 of both agreements and substituting therefor "14 September 2001'

SIGNED at ...Pretoria... on ...18 September 2001

AS WITNESS:

1. ....

For and on behalf of
TELKOM SA LTD

SIGNED at ...MIDRAND... on ...19 September 2001

AS WITNESS:

1. ....

For and on behalf of
VODACOM (PTY) LTD

SIGNED at ...SANDTON... on ...Sept 18 - 2001

AS WITNESS:

1. ....

For and on behalf of
CELL C (PTY) LTD